Filed Pursuant to Rule 424(b)(3)

SEC File #333-237643

Prospectus Supplement

Dated August 13, 2021 (to Prospectus dated April 30, 2021)

1st FRANKLIN FINANCIAL CORPORATION

This Prospectus Supplement is part of, and should be read in conjunction with, the Prospectus dated April 30, 2021.

This Prospectus Supplement includes the quarterly report to investors filed as Exhibit 13 to the Quarterly Report on Form 10-Q for the three- and six-month periods ended June 30, 2021 of 1st Franklin Financial Corporation, filed with the Securities and Exchange Commission on August 13, 2021.

Exhibit 13

1st

FRANKLIN

FINANCIAL

CORPORATION

QUARTERLY

REPORT TO INVESTORS

AS OF AND FOR THE

THREE AND SIX MONTHS ENDED

JUNE 30, 2021

1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following narrative is Management’s discussion and analysis of the foremost factors that influenced 1st Franklin Financial Corporation’s and its consolidated subsidiaries’ (the “Company”, “our” or “we”) financial condition and operating results as of and for the three- and six-month periods ended June 30, 2021 and 2020. This discussion and analysis and the accompanying unaudited condensed consolidated financial information should be read in conjunction with the Company's audited consolidated financial statements and related notes included in the Company’s 2020 Annual Report. Results achieved in any interim period are not necessarily indicative of the results to be expected for any other interim or full year period.

Forward-Looking Statements:

Certain information in this discussion, and other statements contained in this Quarterly Report which are not historical facts, may be forward-looking statements within the meaning of the federal securities laws. Such forward-looking statements involve known and unknown risks and uncertainties. The Company's actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. Possible factors which could cause actual future results to differ from expectations include, but are not limited to, adverse general economic conditions, including changes in employment rates or in the interest rate environment, unexpected reductions in the size of or collectability of our loan portfolio, unexpected increases in our allowance for credit losses, reduced sales or increased redemptions of our securities, unavailability of borrowings under our credit facility, federal and state regulatory changes affecting consumer finance companies, unfavorable outcomes in legal proceedings and adverse or unforeseen developments in any of the matters described under “Risk Factors” in our 2020 Annual Report, as well as other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

The Company:

We are engaged in the consumer finance business, primarily in making consumer installment loans to individuals. Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage real estate loans on real estate. As of June 30, 2021, the Company’s business was operated through a network of 325 branch offices located in Alabama, Georgia, Louisiana, Mississippi, South Carolina, Tennessee, and Texas.

We also offer optional credit insurance coverage to our customers when making a loan. Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance. Customers may request credit life insurance coverage to help assure that any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time. In certain states where offered, customers may choose involuntary unemployment insurance for payment protection in the form of loan payment assistance due to unexpected job loss. Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction. We write these various insurance policies as an agent for a non-affiliated insurance company. Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations. We believe our operations are in compliance with applicable state and federal laws and regulations.

Financial Condition:

The Company’s total assets increased $26.5 million to $1.0 billion at June 30, 2021 compared to December 31, 2020. An increase in the Company’s net loan portfolio, investment securities and other assets were offset by a decrease in cash and cash equivalents and restricted cash.

Cash and cash equivalents (excluding restricted cash) decreased $15.5 million (26%) at June 30, 2021 compared to prior year-end. Cash equivalents includes short term investments. The decrease was mainly due to Management’s decision to invest a portion of the funds in cash and cash equivalents in investment securities available for sale.

Restricted cash consists of funds maintained in restricted accounts at the Company's insurance subsidiaries in order to comply with certain requirements imposed on insurance companies by the State of Georgia and to meet the reserve requirements of its reinsurance agreements. Restricted cash also includes escrow deposits held by the Company on behalf of certain mortgage real estate customers. At June 30, 2021, restricted cash decreased $1.5 million (17%) compared to December 31, 2020. See Note 3, "Investment Securities" in the accompanying "Notes to Unaudited Condensed Consolidated Financial Statements" for further discussion of amounts held in trust.

Our net loan portfolio increased $21.1 million (3%) to $681.8 million at June 30, 2021 compared to $660.7 million at December 31, 2020. Included in our net loan portfolio is our allowance for credit losses which reflects estimated expected credit losses in the loan portfolio as of the date of the statement of financial position. Management decreased the allowance for credit losses by $2.7 million as of June 30, 2021, which also contributed to the increase in our net loan portfolio. See Note 2, “Allowance for Credit Losses,” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for further discussion of the Company’s allowance for credit losses. Management believes the allowance for credit losses is adequate to cover expected losses inherent in the portfolio as of June 30, 2021; however, unexpected changes in trends or deterioration in economic conditions could result in additional changes in the allowance. An increase in our allowance for credit losses could have a material adverse impact on our results of operations or financial condition in the future.

Our investment securities portfolio increased $21.2 million (10%) at June 30, 2021 compared to the prior year-end. The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds that have been designated as “available for sale” with any unrealized gain or loss, net of deferred income taxes, accounted for as other comprehensive income in the Company’s Condensed Consolidated Statements of Comprehensive Income. The increase in the portfolio was due to a portion of cash and cash equivalents being invested in bonds. Management believes the Company has adequate funding available to meet liquidity needs for the foreseeable future.

Other assets increased $1.2 million (2%) at June 30, 2021 compared to December 31, 2020 due to an increase in right of use leases and prepaid expenses related to conversion.

Our senior debt is comprised of a line of credit from a bank and the Company’s senior demand notes and commercial paper debt securities. Our subordinated debt is comprised of the variable rate subordinated debentures sold by the Company. The aggregate amount of senior and subordinated debt outstanding at June 30, 2021 was $680.7 million, compared to $667.9 million at December 31, 2020, representing an increase of $12.8 million (2%). The Company’s commercial paper and senior demand notes increased $69.6 million at June 30, 2021 compared to the prior year-end. The line of credit from the bank was paid down $56.7 million from the increase in commercial paper and senior demand notes.

Accrued expenses and other liabilities increased $3.6 million to $71.0 million at June 30, 2021 compared to $67.3 million at December 31, 2020. The Company’s incentive bonus accrual and lease liability are the primary factors causing the increase in accrued expenses and other liabilities.

Results of Operations:

During the three- and six-month periods ended June 30, 2021, total revenues were $72.8 million and $146.1 million, respectively, compared to $65.3 million and $135.9 million during the same periods a year ago. Growth in the Company’s loan portfolio since the prior year comparable periods resulted in higher interest and finance charge revenue. Higher insurance revenues due to an increase in customers opting for credit insurance products at loan origination also contributed to the overall increase in total revenues during the comparable periods.

Net income increased $5.9 million (121%) and $15.1 million (224%) during the three- and six-month periods ended June 30, 2021, respectively, compared to the same periods a year ago. Higher revenues and a decrease in our loan loss provision were partially offset by increased salaries, bonus plan expense, credit bureau fees and software conversion expenses during the period just ended compared to a year ago.

Net Interest Income

Net interest income represents the difference between income on earning assets (loans and investments) and the cost of funds on interest bearing liabilities. Our net interest income is affected by the size and mix of our loan and investment portfolios as well as the spread between interest and finance charges earned on the respective assets and interest incurred on our debt. Net interest income increased $5.8 million (12%) and $8.6 million (9%) during the three- and six-month periods ended June 30, 2021, respectively compared to the same periods in 2020. An increase in our average net principal loan balances of $61.8 million (9%) during the six months just ended compared to the same period a year ago resulted in higher interest and finance charges earned during the current year.

Average daily borrowings increased $40.7 million (6.6%) during the six-month period ended June 30, 2021 compared to the same period in 2020. The Company's average borrowing rates were 3.35% and 3.40% during the six-month periods ended June 30, 2021 and 2020, respectively. Interest expense increased approximately $0.4 million (9%) and $0.5 million (5%) during the three- and six-month periods just ended compared to the same period a year ago due to the higher average daily borrowings.

Management projects that, based on historical results and current estimates, average net receivables will grow during the remainder of 2021, and net interest income is expected to increase accordingly. However, a decrease in net receivables or an increase in interest rates on outstanding borrowings could negatively impact our net interest income.

Insurance Income

Insurance revenues were $0.5 million (5%) higher during the three-month period ended June 30, 2021 compared to June 30, 2020. During the six-month comparable periods, insurance revenues were $0.4 million (1%) higher during the period just ended mainly due to higher premiums written. Insurance claims and expenses increased $0.1 million (2%) and $0.6 million (8%) during the three- and six-month periods just ended compared to the same periods a year ago.

Other Revenue

Other revenue increased $0.7 million (75%) and $0.7 million (31%) during the three- and six-months ended June 30, 2021 compared to the same periods a year ago mainly due to increased sales of auto club memberships offered to loan customers.

Provision for Credit Losses

The Company adopted the Financial Accounting Standards Board (“FASB”) Accounting Standard Update (“ASU”) 2016-13 effective January 1, 2020. The amount of the provision for credit losses expense recognized during the three- and six-month periods ended June 30, 2021 were calculated in accordance with the Company’s loss methodology. See Note 2, “Allowance for Credit Losses,” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for further discussion of the Company’s provision for credit losses. The Company’s provision for credit losses is a charge against earnings to maintain the allowance for credit losses at a level that Management estimates is adequate to cover expected losses as of the date of the statement of financial position.

Our provision for credit losses decreased $5.0 million (40%) during the three-month period just ended compared to the same period a year ago mainly due to a reduction in net charge offs and a reduction in expected credit losses. The provision for credit losses decreased $16.6 million (54%) during the six-month period just ended compared to the same period a year ago. Net charge offs were $7.3 million and $12.8 million during the three-month periods ended June 30, 2021 and 2020, respectively. Net charge offs were $16.9 million and $27.1 million during the six-months period ended June 30, 2021 and 2020, respectively. See Note 2, “Allowance for Credit Losses” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for further discussion of the Company’s allowance for credit losses.

Management decreased the allowance for credit losses by $2.7 million to $63.6 million at June 30, 2021 compared to $66.3 million at December 31, 2020. Determining a proper allowance for credit losses is a critical accounting estimate which involves Management’s judgment with respect to certain relevant factors, such as historical and expected loss trends, unemployment rates in various locales, delinquency levels, bankruptcy trends and overall general and industry specific economic conditions.

We believe that the allowance for credit losses and provision for credit losses, as calculated in accordance with the Company’s current expected credit loss (“CECL”) methodology, are appropriate to cover expected credit losses on loans at June 30, 2021; however, because the allowance for credit losses is based on estimates, there can be no assurance that the ultimate charge off amount will not exceed such estimates or that our loss assumptions will not increase. Management may determine it is appropriate to increase the allowance for credit losses in future periods, or actual losses could exceed allowances in any period, either of which events could have a material negative impact on our results of operations in the future.

Other Operating Expenses

Other operating expenses increased $5.8 million (15%) and $10.3 million (13%) during the three- and six-month periods ended June 30, 2021 compared to the same periods a year ago. Other operating expenses encompass personnel expense, occupancy expense and miscellaneous other expenses.

Personnel expense increased $4 million (17%) and $9.5 million (20%) during the three-and six-month periods ended June 30, 2021 compared to the same periods in 2020. The increase was mainly due to increases incentive bonus accrual, annual merit salary increases and increased payroll taxes. An increase in claims associated with the Company’s self-insured medical program also contributed to the increase over the six-month period.

Occupancy expenses were consistent and $0.1 million (1%) lower during the three- and six-month periods just ended, respectively compared to the same periods a year ago. Lower telephone expense and depreciation expense offset increases in rent, maintenance expenses, and utilities.

During the three-month period just ended, miscellaneous other operating expenses increased $1.8 million (19%) compared to the same period a year ago. The increase is mainly due to increases in computer expenses, credit bureau fees, advertising, insurance refunds, training, and travel expenses. During the six-month period just ended, miscellaneous other operating expenses increased $0.9 million (4%). Higher advertising, credit bureau fees, computer expenses, training expenses and taxes and licenses were partially offset by lower postage and travel expenses.

Income Taxes

The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes. Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns of, the shareholders of the Company, rather than being taxed at the corporate level. Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as S corporations, and for the Company’s state taxes in Louisiana, which does not recognize S corporation status. Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries. The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences.

Effective income tax rates were 8% during the three- and six-month periods ended June 30, 2021, respectively, compared to 13% and 20% during the same comparable periods a year ago. During the comparable periods just ended, the S corporation generated a higher proportion of pass-through income relative to total pre-tax income, resulting in a lower effective tax rate.

Quantitative and Qualitative Disclosures About Market Risk:

The possibility of market fluctuations in market interest rates during the remainder of the year could have an impact on our net interest margin. Please refer to the market risk analysis discussion contained in our Annual Report as of and for the year ended December 31, 2020 for a more detailed analysis of our market risk exposure.

Liquidity and Capital Resources:

As of June 30, 2021 and December 31, 2020, the Company had $43.7 million and $59.2 million, respectively, in cash and cash equivalents (excluding restricted cash), the majority of which was held by the insurance subsidiaries.

The Company’s investments in marketable securities can be readily converted into cash, if necessary. State insurance regulations limit the use an insurance company can make of its assets. Dividend payments to a parent company by its wholly-owned life insurance subsidiary are subject to annual limitations and are restricted to the lesser of 10% of policyholders’ surplus or the net statutory gain from operations before recognizing realized investment gains of the individual insurance subsidiary during the prior year. Dividend payments to a parent company by its wholly-owned property and casualty insurance subsidiary are subject to annual limitations and are restricted to the lesser of 10% of policyholders’ surplus or the net statutory income before recognizing realized investment gains of the individual insurance subsidiary during the prior two years. At December 31, 2020, Frandisco Property and Casualty Insurance Company (“Frandisco P&C”) and Frandisco Life Insurance Company (“Frandisco Life”), the Company’s wholly-owned insurance subsidiaries, had policyholders’ surpluses of $121.8 million and $91.6 million, respectively. The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2021, without prior approval of the Georgia Insurance Commissioner, is approximately $38.7 million. On November 30, 2020, Management submitted a request for approval of two separate dividends and/or lines of credit should additional liquidity be needed with overall maximum amounts of $70.0 million from Frandisco Life and $90.0 million from Frandisco P&C. The Company has the option to pay dividends and/or implement lines of credit during 2021. The request was approved by the Georgia Insurance Commissioner on February 10, 2021. Dividends may be paid, or borrowings made on the lines of credit on, or before, December 31, 2021. The maturity date of borrowings made on the lines of credit is July 31, 2024.

Most of the Company’s liquidity requirements are financed through the collection of receivables and through the sale of short-term and long-term debt securities. The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public. Overall, debt securities increased $69.5 million between December 31, 2020 and June 30, 2021. In addition to its receivables and securities sales, the Company has an external source of funds available under a credit facility with Wells Fargo Preferred Capital, Inc. (as amended, the “credit agreement”). The credit agreement provides for borrowings of up to $230.0 million or 70% of the Company's net finance receivables (as defined in the credit agreement), whichever is less, and has a maturity date of February 28, 2022. Available borrowings under the credit agreement were $167.8 million and $111.1 million at June 30, 2021 and December 31, 2020, respectively, at an interest rate of 3.50%. The credit agreement contains covenants customary for financing transactions of this type. As of June 30, 2021, the Company believes it is in compliance with all covenants under the credit agreement.

During the first quarter of 2020, there was global outbreak of a new strain of coronavirus, identified as COVID-19. Management created a COVID-19 Task Force for the Company which continues to diligently work to identify and manage potential impact to the Company, our employees, and our customers. During the first and second quarters of 2020, the Task Force initially closed branch offices to the public. Loans were originated by appointment only with no more than one customer in the branch office at any time. Customers were and are encouraged to pay electronically. For those unable to pay electronically, a no contact process was implemented for the branch offices. We re-opened our branch lobbies to the public during the second quarter of 2020. Corporate team members returned to the office during the third quarter of 2020. Management is monitoring the current increase in COVID-19 cases resulting from the Delta variant that has appeared to spread more quickly than other variants. Branch offices and corporate departments are closely monitored and may close temporarily based on exposure. The Company will continue to adhere to mandates from federal, state and/or local authorities regarding COVID-19 protocols.

The Company experienced lower credit losses, delinquency ratio, and bankruptcy ratio as of June 30, 2021 compared to June 30, 2020. Improved performance is primarily attributed to fiscal stimulus provided by the federal government in response to the COVID-19 pandemic.

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s critical accounting and reporting policies include the allowance for credit losses, revenue recognition and insurance claims reserves.

Allowance for Credit Losses

The Company adopted ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) using the modified retrospective method for all financial assets measured at amortized cost. Provisions for credit losses are charged to operations in amounts sufficient to maintain the allowance for credit losses at a level considered adequate to cover expected credit losses in our loan portfolio.

The allowance for credit losses is established based on the determination of the amount of expected losses inherent in the loan portfolio as of the reporting date. Under the new methodology, loans outstanding with similar risk characteristics are collectively evaluated in pools utilizing an open pool loss rate method, whereby a historical loss rate is calculated and applied to the balance of loans outstanding in the portfolio at each reporting period. This historical loss rate is then adjusted by a macroeconomic forecast and other qualitative factors, as appropriate, to fully reflect the expected losses in the loan portfolio. The Company’s allowance for credit losses recorded in the statement of financial position reflects management’s best estimate of expected credit losses. Assumptions regarding expected losses are reviewed periodically and may be impacted by the Company’s actual loss experience and changes in any of the factors discussed above.

Revenue Recognition

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges. An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those active accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals. Since the majority of the Company's accounts with precomputed charges are paid off or renewed prior to maturity, the result is that most of those accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans. These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method. Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis. Income is not accrued on any loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as adjustments to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary. The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary. The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies. Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves

Included in unearned insurance premiums and commissions on the Unaudited Condensed Consolidated Statements of Financial Position are reserves for incurred but unpaid credit insurance claims for policies written by the Company, as agent for a non-affiliated insurance underwriter, and reinsured by the Company’s wholly-owned insurance subsidiaries. These reserves are established based on generally accepted actuarial methods. In the event that the Company’s actual reported losses for any given period are materially in excess of the previously estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of any of these policies could result in material changes in the Company’s condensed consolidated financial position or condensed consolidated results of operations.

Recent Accounting Pronouncements:

See “Recent Accounting Pronouncements” in Note 1 to the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for a discussion of any applicable recently adopted accounting standards and the expected impact of accounting standards recently issued but not yet required to be adopted. For pronouncements already adopted, any material impacts on the Company’s consolidated financial statements are discussed in the applicable section(s) of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	June 30,	December 31,
	2021	2020
ASSETS

CASH AND CASH EQUIVALENTS	$43,690,509	$59,213,703

RESTRICTED CASH	7,009,460	8,464,719

LOANS:
Direct Cash Loans	789,150,250	777,568,737
Real Estate Loans	42,040,167	39,960,390
Sales Finance Contracts	107,776,671	103,258,326
	938,967,088	920,787,453

Less:Unearned Finance Charges	131,708,108	132,703,130
Unearned Insurance Premiums and Commissions	61,872,219	61,018,635
Allowance for Credit Losses	63,601,747	66,327,674
Net Loans	681,785,014	660,738,014

INVESTMENT SECURITIES
Available for Sale, at fair value	242,628,208	221,054,418
Held to Maturity, at amortized cost	--	379,002
	242,628,208	221,433,420

OTHER ASSETS	65,013,650	63,806,516

TOTAL ASSETS	$1,040,126,841	$1,013,656,372

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$650,680,063	$637,796,041
ACCRUED EXPENSES AND OTHER LIABILITIES	70,965,503	67,345,604
SUBORDINATED DEBT	30,013,228	30,075,399
Total Liabilities	751,658,794	735,217,044

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' EQUITY:
Preferred Stock: $100 par value, 6,000 shares authorized; no shares outstanding	-	-
Common Stock
Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding	170,000	170,000
Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	-	-
Accumulated Other Comprehensive Income	11,582,398	13,266,927
Retained Earnings	276,715,649	265,002,401
Total Stockholders' Equity	288,468,047	278,439,328

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,040,126,841	$1,013,656,372

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020

INTEREST INCOME	$58,680,422	$52,463,312	$117,774,030	$108,609,865
INTEREST EXPENSE	5,583,211	5,128,758	11,086,436	10,551,452
NET INTEREST INCOME	53,097,211	47,334,554	106,687,594	98,058,413

Provision for Loan Losses	7,539,369	12,561,600	14,133,331	30,702,268

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	45,557,842	34,772,954	92,554,263	67,356,145

INSURANCE INCOME
Premiums and Commissions	12,488,744	11,936,547	25,536,253	25,163,344
Insurance Claims and Expenses	3,915,137	3,825,274	8,119,671	7,485,703
Total Net Insurance Income	8,573,607	8,111,273	17,416,582	17,677,641

OTHER REVENUE	1,638,207	933,720	2,763,285	2,104,144

OTHER OPERATING EXPENSES
Personnel Expense	28,239,753	24,236,205	57,389,413	47,876,623
Occupancy Expense	4,327,920	4,334,687	8,704,564	8,821,471
Other	11,469,799	9,679,126	22,899,910	22,037,040
Total	44,037,472	38,250,018	88,993,887	78,735,134

INCOME BEFORE INCOME TAXES	11,732,184	5,567,929	23,740,243	8,402,796

Provision for Income Taxes	961,009	702,503	1,840,689	1,647,849

NET INCOME	$10,771,175	$4,865,426	$21,899,554	$6,754,947

BASIC AND DILUTED EARNINGS PER SHARE
170,000 Shares Outstanding for All Periods (1,700 voting, 168,300 non-voting)	$63.36	$28.62	$128.82	$39.73

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020

Net Income	$10,771,175	$4,865,426	$21,899,554	$6,754,947

Other Comprehensive Income (Loss):
Net changes related to available-for-sale securities
Unrealized gains/(losses)	1,474,110	2,334,174	(1,677,578)	2,983,539
Income tax (provision)/benefit	(317,859)	(485,199)	360,956	(657,286)
Net unrealized gains/(losses)	1,156,251	1,848,975	(1,316,622)	2,326,253

Less reclassification of gain/(loss) to net income	(30,552)	9,865	367,907	9,865

Total Other Comprehensive Income/(Loss)	1,186,803	1,839,110	(1,684,529)	2,316,388

Total Comprehensive Income	$11,957,978	$6,704,536	$20,215,025	$9,071,335

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Unaudited)

				Accumulated
				Other
	Common Stock		Retained	Comprehensive
	Shares	Amount	Earnings	Income (Loss)	Total

Three Months Ended June 30, 2021:
Balance at March 31, 2021	170,000	$ 170,000	$ 271,975,919	$ 10,395,595	$ 282,541,514
Comprehensive Income:
Net Income	—	—	10,771,175	—
Other Comprehensive Income	—	—	—	1,186,803
Total Comprehensive Income	—	—	—	—	11,957,978
Cash Distributions Paid	—	—	(6,031,445)	—	(6,031,445)
Balance at June 30, 2021	170,000	$ 170,000	$ 276,715,649	$ 11,582,398	$ 288,468,047

Three Months Ended June 30, 2020:
Balance at March 31, 2020	170,000	$ 170,000	$ 251,342,630	$ 10,092,124	$ 261,604,754
Comprehensive Income:
Net Income	—	—	4,865,426	—
Other Comprehensive Income	—	—	—	1,839,110
Total Comprehensive Income	—	—	—	—	6,704,536
Balance at June 30, 2020	170,000	$ 170,000	$ 256,208,056	$ 11,931,234	$ 268,309,290

Six Months Ended June 30, 2021:
Balance at December 31, 2020	170,000	$ 170,000	$ 265,002,401	$ 13,266,927	$ 278,439,328
Comprehensive Income:
Net Income	—	—	21,899,554	—
Other Comprehensive Loss	—	—	—	(1,684,529)
Total Comprehensive Income	—	—	—	—	20,215,025
Cash Distributions Paid	—	—	(10,186,306)	—	(10,186,306)
Balance at June 30, 2021	170,000	$ 170,000	$ 276,715,649	$ 11,582,398	$ 288,468,047

Six Months Ended June 30, 2020:
Balance at December 31, 2019	170,000	$ 170,000	$ 251,711,270	$ 9,614,846	$ 261,496,116
Comprehensive Income:
Net Income	—	—	6,754,947	—
Other Comprehensive Loss	—	—	—	2,316,388
Total Comprehensive Income	—	—	—	—	9,071,335
Cumulative Change in Accounting Principal (Note 2)	—	—	(2,158,161)	—	(2,158,161)
Cash Distributions Paid	—	—	(100,000)	—	(100,000)
Balance at June 30, 2020	170,000	$ 170,000	$ 256,208,056	$ 11,931,234	$ 268,309,290

See Notes to Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30,
	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 21,899,554	$ 6,754,947
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	14,133,331	30,702,268
Depreciation and amortization	2,340,844	2,449,636
Provision for (prepaid) deferred income taxes	27,192	(209,917)
Other	(492,867)	(112,613)
Decrease (increase) in miscellaneous other assets	(357,511)	505,882
Incfease (decrease) in other liabilities	2,477,613	(2,038,685)
Net Cash Provided	40,028,156	38,051,518

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased	(267,632,255)	(191,954,686)
Loan liquidations	232,451,924	172,600,163
Purchases of marketable debt securities	(30,489,054)	(7,881,790)
Redemptions of marketable debt securities	7,715,000	3,355,000
Fixed asset additions	(1,716,411)	(1,330,021)
Fixed asset proceeds from sales	28,642	42,125
Net Cash Used	(59,642,154)	(25,169,209)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in senior demand notes	8,435,649	7,174,786
Advances on credit line	80,103,086	84,231,820
Payments on credit line	(136,803,086)	(98,381,820)
Commercial paper issued	80,519,668	33,819,226
Commercial paper redeemed	(19,371,295)	(35,752,536)
Subordinated debt securities issued	3,857,543	2,689,883
Subordinated debt securities redeemed	(3,919,714)	(2,934,020)
Dividends / distributions	(10,186,306)	(100,000)
Net Cash Provided (Used)	2,635,545	(9,252,661)

NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(16,978,453)	3,629,648

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning	67,678,422	58,458,580

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ending	$ 50,699,969	$ 62,088,228

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest Paid	$ 11,166,819	$ 10,682,860
Income Taxes Paid	1,677,638	-
Adoption of CECL Accounting Standard ASU 2016-13	-	(2,158,161)

See Notes to Consolidated Financial Statements

- NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -

Note 1 – Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2020 and for the year then ended included in the Company's 2020 Annual Report filed with the Securities and Exchange Commission.

In the opinion of Management of the Company, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the Company's consolidated financial position as of June 30, 2021 and December 31, 2020, its consolidated results of operations and comprehensive income for the three- and six-month periods ended June 30, 2021 and 2020 and its consolidated cash flows for the six months ended June 30, 2021 and 2020. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The Company’s financial condition and results of operations as of and for the three- and six-month periods ended June 30, 2021 are not necessarily indicative of the results to be expected for the full fiscal year or any other future period. The preparation of financial statements in accordance with GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities at and as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

The computation of earnings per share is self-evident from the accompanying Condensed Consolidated Statements of Income (Unaudited). The Company has no dilutive securities outstanding.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported shown in the condensed consolidated statements of cash flows:

	June 30, 2021	June 30, 2020
Cash and Cash Equivalents	$ 43,690,509	$ 56,795,213
Restricted Cash	7,009,460	5,293,015
Total Cash, Cash Equivalents and Restricted Cash	$ 50,699,969	$ 62,088,228

The Company categorizes its primary sources of revenue into three categories: (1) interest related revenues, (2) insurance related revenue and (3) revenue from contracts with customers.

•Interest related revenues are specifically excluded from the scope of ASC 606 and accounted for under ASC Topic 310, “Receivables”.

•Insurance related revenues are subject to industry-specific guidance within the scope of ASC Topic 944, “Financial Services – Insurance”.

•Other revenues primarily relate to commissions earned by the Company on sales of auto club memberships. Auto club commissions are revenue from contracts with customers and are accounted for in accordance with the guidance set forth in ASC 606.

Other revenues, as a whole, are immaterial to total revenues. During the three months ended June 30, 2021 and 2020, the Company recognized interest related income of $58.7 million and $52.5 million, respectively, insurance related income of $12.5 million and $11.9 million, respectively, and other revenues of $1.6 million and $0.9 million, respectively. During the six months ended June 30, 2021 and 2020, the Company recognized interest related income of $117.8 million and $108.6 million, respectively, insurance related income of $25.5 million and $25.2 million, respectively, and other revenues of $2.8 million and $2.1 million, respectively.

Recent Accounting Pronouncements:

In March 2020, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional accounting relief for the expected market transition from the use of the London Interchange Bank Offered Rate (“LIBOR”) to the proposed Secured Overnight Financing Rate (“SOFAR”). The key provisions of optional relief include (1) accounting for contract modifications as a continuation of the existing contract without additional analysis and (2) continuing hedge accounting when certain critical terms of a hedging relationship change. The guidance in ASU No. 2020-04 will generally no longer be available to apply after December 31, 2022. There was no impact of ASU No. 2020-04 on the Company’s condensed consolidated financial statements for the period ended June 30, 2021. The Company is currently evaluating the effect that the new standard may have on its financial statements in future periods.

There have been no updates to other recent accounting pronouncements described in our 2020 Annual Report and no new pronouncements that Management believes would have a material impact on the Company.

Note 2 – Allowance for Credit Losses

The allowance for credit losses is based on Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio. The Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) effective January 1, 2020. Adoption of ASU 2016-13 resulted in a $2.2 million one-time charge against retained earnings to increase the allowance for credit losses to forecast expected credit losses. Management estimates and evaluates the allowance for credit losses utilizing an open pool loss rate method on collectively evaluated loans with similar risk characteristics in pools, whereby a historical loss rate is calculated and applied to the balance of loans outstanding in the portfolio at each reporting date. This historical loss rate is then adjusted by macroeconomic forecast and other qualitative factors, as appropriate, to fully reflect the Company’s expected losses in its loan portfolio. The Company’s allowance for credit losses recorded in the balance sheet reflects management’s best estimate within the range of expected credit losses.

The Company calculates an expected credit loss by utilizing a snapshot of each specific loan segment at a point in history and tracing that segment’s performance until charge-offs were substantially exhausted for that particular segment. Charge-offs in subsequent periods are aggregated to derive an unadjusted lifetime historical charge-off rate by segment. The level of receivables at the balance sheet date is reviewed and adjustments to the allowance for credit losses are made if Management determines increases or decreases in the level of receivables warrants an adjustment. The Company performs a correlation analysis between macroeconomic factors and prior charge-offs for the following macroeconomic factors: Annual Unemployment Rates, Real Gross Domestic Product, Consumer Price Index (CPI), and US National Home Price Index (HPI). To evaluate the overall adequacy of our allowance for credit losses, we consider the level of loan receivables, historical loss trends, loan delinquency trends, bankruptcy trends and overall economic conditions. Such allowance is, in the opinion of Management, sufficiently adequate for expected losses in the current loan portfolio. As the estimates used in determining the loan loss reserve are influenced by outside factors, such as consumer payment patterns and general economic conditions, there is uncertainty inherent in these estimates. Actual results could vary based on future changes in significant assumptions.

Management disaggregates the Company’s loan portfolio by loan segment when evaluating loan performance and calculating the allowance for credit losses. Although most loans are similar in nature, the Company concluded that based on variations in loss experience (severity and duration) driven by product and customer type it is most relevant to segment the portfolio by loan product consisting of five different segments: live checks, premier loans, other consumer loans, real estate loans, and sales finance contracts.

The total segments are monitored for credit losses based on graded contractual delinquency and other economic conditions. The Company classifies delinquent accounts at the end of each month according to the Company’s graded delinquency rules which includes the number of installments past due at that time, based on the then-existing terms of the contract. Accounts are classified in delinquency categories of 30-59 days past due, 60-89 days past due, or 90 or more days past due based on the Company’s graded delinquency policy. When a loan meets the Company’s charge-off policy, the loan is charged off, unless Management directs that it be retained as an active loan. In making this charge off evaluation, Management considers factors such as pending insurance, bankruptcy status and other indicators of collectability. The amount charged off is the unpaid balance less the unearned finance charges and the unearned insurance premiums, if applicable.

Management ceases accruing finance charges on loans that meet the Company’s non-accrual policy based on grade delinquency rules, generally when two payments remain unpaid on precomputed loans or when an interest-bearing loan is 60 days or more past due. Finance charges are then only recognized to the extent there is a loan payment received or when the account qualifies for return to accrual status. Accounts qualify for return to accrual status when the graded delinquency on a precomputed loan is less than two payments and on an interest-bearing loan when it is less than 60 days past due. There were no loans meeting non-accrual policy still accruing interest at June 30, 2021 or December 31, 2020. The Company’s net principal balances on non-accrual loans by loan class as of June 30, 2021 and December 31, 2020 are as follows:

Loan Class	June 30, 2021	December 31, 2020

Live Check Consumer Loans	$ 3,119,993	$ 3,964,176
Premier Consumer Loans	1,675,633	2,069,315
Other Consumer Loans	17,011,152	20,181,097
Real Estate Loans	1,393,291	1,414,443
Sales Finance Contracts	2,223,496	3,576,629
Total	$ 25,423,565	$ 31,205,660

An age analysis of principal balances on past due loans, segregated by loan class, as of June 30, 2021 and December 31, 2020 follows:

June 30, 2021	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Live Check Loans	$ 2,027,403	$ 967,375	$ 1,979,647	$ 4,974,425
Premier Loans	825,645	548,753	966,511	2,340,909
Other Consumer Loans	13,754,921	7,496,568	13,727,625	34,979,114
Real Estate Loans	868,730	240,313	1,381,440	2,490,483
Sales Finance Contracts	1,764,676	968,835	1,520,251	4,253,762
Total	$ 19,241,375	$ 10,221,844	$ 19,575,474	$ 49,038,693

December 31, 2020	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Live Check Loans	$ 1,998,538	$ 1,629,874	$ 2,122,317	$ 5,750,729
Premier Loans	895,722	653,370	1,038,398	2,587,490
Other Consumer Loans	14,419,790	8,496,082	14,933,605	37,849,477
Real Estate Loans	502,733	223,007	1,437,966	2,163,706
Sales Finance Contracts	2,251,562	1,340,620	2,260,685	5,852,867
Total	$ 20,068,345	$ 12,342,953	$ 21,792,971	$ 54,204,269

In addition to the delinquency rating analysis, the ratio of bankrupt accounts to the total loan portfolio is also used as a credit quality indicator. The ratio of bankrupt accounts outstanding to total principal loan balances outstanding at June 30, 2021 and December 31, 2020 was 1.35% and 1.48%, respectively.

The Company considers the performance of the loan portfolio and its impact on the allowance for credit losses. For consumer and real estate segments, the Company also evaluates credit quality based on the aging status of the loan and by payment activity. The following table presents the net balance (principal balance less unearned finance charges and unearned insurance) in consumer and residential loans based on payment activity as of June 30, 2021:

Payment Performance - Net Balance by Origination Year
	2021(1)	2020	2019	2018	2017	Prior	Total Principal Balance
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Live Checks:
Performing	$ 54,890	$ 38,465	$ 4,554	$ 656	$ 72	$ -	$ 98,637
Nonperforming	1,185	1,746	162	25	2	-	3,120
	$ 56,075	$ 40,211	4,716	$ 681	$ 74	$ -	$ 101,757
Premier Loans:
Performing	$ 41,585	$ 37,978	$ 13,712	$ 3,776	$ 505	$ -	$ 97,556
Nonperforming	259	848	410	150	9	-	1,676
	$ 41,844	$ 38,826	14,122	$ 3,682	$ 490	$ -	$ 99,232
Other Consumer Loans:
Performing	$ 292,263	$ 213,336	$ 49,060	$ 12,073	$ 2,144	$ 392	$ 569,268
Nonperforming	3,290	9,645	3,059	821	160	36	17,011
	$ 295,553	$ 222,981	$ 52,119	$ 12,894	$ 2,304	$ 428	$ 586,279
Real Estate Loans:
Performing	$ 7,366	$ 9,301	$ 8,044	$ 5,912	$ 3,318	$ 3,916	$ 37,857
Nonperforming	-	292	442	386	103	170	1,393
	$ 7,366	$ 9,593	$ 8,486	$ 6,298	$ 3,421	$ 4,086	$ 39,250
Sales Finance Contracts:
Performing	$ 35,190	$ 51,272	$ 14,195	$ 3,588	$ 454	$ 59	$ 104,758
Nonperforming	173	1,345	475	211	12	8	2,224
	$ 35,363	$ 52,617	14,670	$ 3,799	$ 466	$ 67	$ 106,982

(1) Includes loan originated during the three-months ended June 30, 2021.

Due to the composition of the loan portfolio, the Company determines and monitors the allowance for credit losses on a portfolio segment basis. As of June 30, 2021, a historical look back period of five quarters was utilized for live checks; six quarters for other consumer loans, premier loans, and sales finance contracts; and a look back period of five years was utilized for real estate loans. Expected look back periods are determined based on analyzing the history of each segment’s snapshot at a point in history and tracing performance until charge-offs are substantially exhausted. The Company addresses seasonality primarily through the use of an average in quarterly historical loss rates over a 4-quarter snapshot time span instead of using one specific snapshot quarter’s historical loss rates. There were no qualitative adjustments at June 30, 2021, compared to a $1.8 million qualitative adjustment for loans more than 30 days past that were modified under a COVID-19 payment modification program and a $0.6 qualitative adjustment for Sales Finance Contracts originated during the month of February 2020 under the first iteration of a quantitative decision matrix. Segmentation of the portfolio began with the adoption of ASC 326 on January 1, 2020. The following table provides additional information on our allowance for credit losses based on a collective evaluation.

	Three Months Ended June 30, 2021
	Live Checks	Premier Loans	Other Consumer Loans	Real Estate Loans	Sales Finance Contracts	Total
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Allowance for Credit Losses:
Balance at March 31, 2021	$ 9,708	$ 5,778	$ 42,289	$ 261	$ 5,312	$ 63,348
Provision for Credit Losses	1,539	804	4,609	11	576	7,539
Charge-offs	(2,640)	(787)	(8,321)	-	(1,023)	(12,771)
Recoveries	812	272	4,056	1	345	5,486
Ending Balance	$ 9,419	$ 6,067	$ 42,633	$ 273	$ 5,210	$ 63,602

	Six Months Ended June 30, 2021
	Live Checks	Premier Loans	Other Consumer Loans	Real Estate Loans	Sales Finance Contracts	Total
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Allowance for Credit Losses:
Balance at January 1, 2021	$ 10,765	$ 5,838	$ 43,833	$ 267	$ 5,625	$ 66,328
Provision for Credit Losses	2,467	1,534	8,661	7	1,465	14,134
Charge-offs	(5,487)	(1,748)	(17,970)	(2)	(2,595)	(27,802)
Recoveries	1,674	443	8,109	1	715	10,942
Ending Balance	$ 9,419	$ 6,067	$ 42,633	$ 273	$ 5,210	$ 63,602

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30,2020	June 30, 2021	June 30, 2020
Allowance for Credit Losses:
Beginning Balance	$ 63,348,497	$ 58,974,560	$ 66,327,674	$ 53,000,000
Impact of adopting ASC 326	-	-	-	2,158,161
Provision for credit losses	7,539,369	12,561,600	14,133,331	30,702,268
Charge-offs	(12,771,714)	(17,093,237)	(27,801,157)	(36,141,737)
Recoveries	5,485,595	4,323,480	10,941,899	9,047,711
Ending balance; collectively evaluated for impairment	$ 63,601,747	$ 58,766,403	$ 63,601,747	$ 58,766,403

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30,2020	June 30, 2021	June 30, 2020

Finance Receivables Ending Balance	$ 936,817,252	$ 825,074,569	$ 936,817,252	$ 825,074,569

Troubled Debt Restructurings ("TDRs") represent loans on which the original terms have been modified as a result of the following conditions: (i) the restructuring constitutes a concession and (ii) the borrower is experiencing financial difficulties. Loan modifications by the Company involve payment alterations, interest rate concessions and/or reductions in the amount owed by the borrower. The following table presents a summary of loans that were restructured during the three months ended June 30, 2021.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Live Check Consumer Loans	466	$893,182	$877,875
Premier Consumer Loans	100	598,628	592,019
Other Consumer Loans	2,246	8,214,149	7,799,661
Real Estate Loans	6	50,236	50,236
Sales Finance Contracts	151	867,163	838,238
Total	2,969	$10,623,358	$10,158,029

The following table presents a summary of loans that were restructured during the three months ended June 30, 2020.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Live Check Consumer Loans	326	$526,181	$510,145
Premier Consumer Loans	70	471,275	450,836
Other Consumer Loans	1,892	7,048,324	6,436,597
Real Estate Loans	15	125,994	125,192
Sales Finance Contracts	137	598,578	565,952
Total	2,440	$8,770,352	$8,088,722

The following table presents a summary of loans that were restructured during the six months ended June 30, 2021.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Live Check Consumer Loans	1,072	$2,030,007	$1,984,766
Premier Consumer Loans	215	1,291,060	1,248,826
Other Consumer Loans	5,189	18,663,687	17,805,933
Real Estate Loans	17	219,065	218,840
Sales Finance Contracts	359	2,226,482	2,166,463
Total	6,852	$24,430,301	$23,424,828

The following table presents a summary of loans that were restructured during the six months ended June 30, 2020.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Live Check Consumer Loans	1,122	$1,826,042	$1,773,540
Premier Consumer Loans	233	1,546,354	1,498,776
Other Consumer Loans	5,822	19,844,595	18,474,903
Real Estate Loans	23	234,189	233,387
Sales Finance Contracts	384	1,609,026	1,534,682
Total	7,584	$25,060,206	$23,515,288

TDRs that occurred during the twelve months ended June 30, 2021 and subsequently defaulted during the three months ended June 30, 2021 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Live Check Consumer Loans	229	$440,115
Premier Consumer Loans	25	140,585
Other Consumer Loans	868	2,012,648
Real Estate Loans	-	-
Sales Finance Contracts	60	261,049
Total	1,182	$2,854,397

TDRs that occurred during the twelve months ended June 30, 2020 and subsequently defaulted during the three months ended June 30, 2020 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Live Check Consumer Loans	275	$380,724
Premier Consumer Loans	38	199,325
Other Consumer Loans	1,065	2,405,262
Real Estate Loans	1	1,832
Sales Finance Contracts	68	155,141
Total	1,447	$3,142,284

TDRs that occurred during the twelve months ended June 30, 2021 and subsequently defaulted during the six months ended June 30, 2021 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Live Check Consumer Loans	459	$864,096
Premier Consumer Loans	54	314,611
Other Consumer Loans	1,647	3,818,539
Real Estate Loans	-	-
Sales Finance Contracts	98	398,710
Total	2,258	$5,395,956

TDRs that occurred during the twelve months ended June 30, 2020 and subsequently defaulted during the six months ended June 30, 2020 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Live Check Consumer Loans	665	$961,371
Premier Consumer Loans	81	465,502
Other Consumer Loans	2,338	4,913,928
Real Estate Loans	1	1,832
Sales Finance Contracts	149	336,613
Total	3,234	$6,679,246

The level of TDRs, including those which have experienced a subsequent default, is considered in the determination of an appropriate level of allowance of loan losses.

Note 3 – Investment Securities

Debt securities available-for-sale are carried at estimated fair value. Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity. The amortized cost and estimated fair values of these debt securities were as follows:

	As of June 30, 2021		As of December 31, 2020
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available-for-Sale
Obligations of states and political subdivisions	$227,534,570	$242,195,833	$204,199,851	$220,663,305
Corporate securities	130,316	432,375	130,316	391,113
	$227,664,886	$242,628,208	$204,330,167	$221,054,418

Held to Maturity
Obligations of states and political subdivisions	$-	$-	$379,002	$380,850

Gross unrealized losses on investment securities totaled $262,817 and $1,002 at June 30, 2021 and December 31, 2020, respectively. The following table provides an analysis of investment securities in an unrealized loss position for which an allowance for credit losses is unnecessary as June 30, 2021 and December 31, 2020:

	Less than 12 Months		12 Months or Longer		Total
June 30, 2021	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 22,434,946	$ (262,817)	$ -	$ -	$ 22,434,946	$ (262,817)

	Less than 12 Months		12 Months or Longer		Total
December 31, 2020	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 920,927	$ (1,022)	$ -	$ -	$ 920,927	$ (1,022)

The previous two tables represent 18 and 1 investments held by the Company at June 30, 2021 and December 31, 2020, respectively, the majority of which are rated “A” or higher by Moody’s and/or Standard & Poor’s. The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate and market fluctuations. Based on the credit ratings of these investments, along with the consideration of whether the Company has the intent to sell or will be more likely than not required to sell the applicable investment before recovery of amortized cost basis, no allowance for credit losses was determined to be necessary as of June 30, 2021 or December 31, 2020.

The Company’s insurance subsidiaries internally designate certain investments as restricted to cover their policy reserves and loss reserves. Funds are held in separate trusts for the benefit of each insurance subsidiary at U.S. Bank National Association ("US Bank"). US Bank serves as trustee under trust agreements with the Company's property and casualty insurance company subsidiary (“Frandisco P&C”), as grantor, and the non-affiliated insurance companies (who underwrite the policies), as beneficiaries. At June 30, 2021, these trusts held $35.9 million in available-for-sale investment securities at market value. US Bank also serves as trustee under trust agreements with the Company's life insurance company subsidiary (“Frandisco Life”), as grantor, and the non-affiliated insurance companies (who underwrite the policies), as beneficiaries. At June 30, 2021, these trusts held $22.1 million in available-for-sale investment securities at market value. The amounts required to be held in each trust change as required reserves change. All earnings on assets in the trusts are remitted to the Company's insurance subsidiaries.

Note 4 – Fair Value

Under ASC 820, fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following methods and assumptions are used by the Company in estimating fair values of its financial instruments:

Cash and Cash Equivalents: Cash includes cash on hand and with banks. Cash equivalents are short-term highly liquid investments with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between origination of the instruments and their expected realization. The estimate of the fair value of cash and cash equivalents is classified as a Level 1 financial asset.

Loans: The carrying value of the Company’s direct cash loans and sales finance contracts approximates the fair value since the estimated life, assuming prepayments, is short-term in nature. The fair value of the Company’s real estate loans approximates the carrying value since the interest rate charged by the Company approximates market rate. The estimate of fair value of loans is classified as a Level 3 financial asset.

Marketable Debt Securities: The Company values Marketable Debt Securities as Level 2 securities using various observable market inputs obtained from a pricing service. The pricing service prepares evaluations of fair value for our Level 2 securities using proprietary valuation models based on techniques such as multi-dimensional relational models, and series of matrices that use observable market inputs. The fair value measurements and disclosures guidance defines observable market inputs as the assumptions market participants would use in pricing the asset developed on market data obtained from sources independent of the Company. The extent of the use of each observable market input for a security depends on the type of security and the market conditions at the balance sheet date. Depending on the security, the priority of the use of observable market inputs may change as some observable market inputs may not be relevant or additional inputs may be necessary. The Company uses the following observable market inputs (“standard inputs”), listed in the approximate order of priority, in the pricing evaluation of Level 2 securities: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research data. State, municipalities and political subdivisions securities are priced by our pricing service using material event notices and new issue data inputs in addition to the standard inputs. See additional information, including the table below, regarding fair value under ASC 820, and the fair value measurement of available-for-sale marketable debt securities.

Corporate Securities: The Company estimates the fair value of corporate securities with readily determinable fair values based on quoted prices observed in active markets; therefore, these investments are classified as Level 1.

Senior Debt Securities: The carrying value of the Company’s senior debt securities approximates fair value due to the relatively short period of time between the origination of the instruments and their expected repayment. The estimate of fair value of senior debt securities is classified as a Level 2 financial liability.

Subordinated Debt Securities: The carrying value of the Company’s variable rate subordinated debt securities approximates fair value due to the re-pricing frequency of the securities. The estimate of fair value of subordinated debt securities is classified as a Level 2 financial liability.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value. The Company performs due diligence to understand the inputs and how the data was calculated or derived. The Company employs a market approach in the valuation of its obligations of states, political subdivisions and municipal revenue bonds that are available-for-sale. These investments are valued on the basis of current market quotations provided by independent pricing services selected by Management based on the advice of an investment manager. To determine the value of a particular investment, these independent pricing services may use certain information with respect to market transactions in such investment or comparable investments, various relationships observed in the market between investments, quotations from dealers, and pricing metrics and calculated yield measures based on valuation methodologies commonly employed in the market for such investments. Quoted prices are subject to our internal price verification procedures. We validate prices received using a variety of methods including, but not limited, to comparison to other pricing services or corroboration of pricing by reference to independent market data such as a secondary broker. There was no change in this methodology during any period reported.

Assets measured at fair value as of June 30, 2021 and December 31, 2020 were available-for-sale investment securities which are summarized below:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	June 30,	Assets	Inputs	Inputs
Description	2021	(Level1)	(Level2)	(Level3)

Corporate securities	$432,375	$432,375	$--	$--
Obligations of states and political subdivisions	242,195,833	--	242,195,833	--
Total	$242,628,208	$432,375	$242,195,833	$--

		Fair Value Measurements at Reporting Date Using
		Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2020	(Level1)	(Level2)	(Level3)

Corporate securities	$391,113	$391,113	$--	$--
Obligations of states and political subdivisions	220,663,305	--	220,663,305	--
Total	$221,054,418	$391,113	$220,663,305	$--

Note 5 – Leases

The Company is obligated under operating leases for its branch loan offices and home office locations. The operating leases are recorded as operating lease right-of-use (“ROU”) assets and operating lease liabilities. The ROU asset is included in other assets and the corresponding liability is included in accounts payable and accrued expenses on the Company’s condensed consolidated statement of financial position.

ROU assets represent the Company’s right to use an underlying asset during the lease term and the operating lease liabilities represent the Company’s obligations for lease payments in accordance with the lease. Recognition of ROU assets and liabilities are recognized at the lease commitment date based on the present value of the remaining lease payments using a discount rate that represents the Company’s incremental borrowing rate at the lease commitment date or adoption date. Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term and is recorded in occupancy expense in the condensed consolidated statement of income.

Remaining lease terms range from 1 to 10 years. The Company’s leases are not complex and do not contain residual value guarantees, variable lease payments, or significant assumptions or judgments made in applying the requirements of Topic 842. Operating leases with a term of 12 months or less are not recorded on the balance sheet and the related lease expense is recognized on a straight-line basis over the lease term. At June 30, 2021 the operating lease ROU assets and liabilities were $35.0 million and $35.7 million, respectively. As of December 31, 2020 ROU assets and liabilities were $33.6 million and $34.2 million, respectively.

The table below summarizes our lease expense and other information related to the Company’s operating leases with respect to FASB ASC 842:

	Three Months Ended June 30, 2021	Six Months Ended June 30, 2021

Operating lease expense	$1,871,636	$3,711,403
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	1,841,046	3,645,112
Weighted-average remaining lease term – operating leases (in years)	7.07
Weighted-average discount rate – operating leases	4.62%

Lease maturity schedule as of June 30, 2021:	Amount
Remainder of 2021	$3,686,282
2022	7,019,399
2023	6,139,863
2024	5,332,942
2025	4,973,758
2026 and beyond	14,440,142
Total	41,592,386
Less: Interest	(5,935,678)
Present Value of Lease Liability	$35,656,708

Note 6 – Commitments and Contingencies

The Company is, and expects in the future to be, involved in various legal proceedings incidental to its business from time to time. Management makes provisions in its financial statements for legal, regulatory, and other contingencies when, in the opinion of Management, a loss is probable and reasonably estimable. At June 30, 2021, no such known proceedings or amounts, individually or in the aggregate, were expected to have a material impact on the Company or its financial condition or results of operations.

Management created a COVID-19 Task Force for the Company which continues to diligently work to identify and manage potential impact. During the first and second quarters of 2020, the Task Force initially closed branch offices to the public. Loans were originated by appointment only with no more than one customer in the branch office at any time. Customers were and are encouraged to pay electronically. For those unable to pay electronically, a no contact process was implemented for the branch offices. We re-opened our branch lobbies to the public during the second quarter of 2020. Corporate team members returned to the office during the third quarter of 2020. Management is monitoring the current increase in COVID-19 cases resulting from the Delta variant that spreads more quickly than other variants. Branch offices and corporate departments are closely monitored and may close temporarily based on exposure. The Company will adhere to mandates from federal, state and/or local authorities regarding COVID-19 protocols. COVID-19 presents material uncertainty and risk with respect to the Company’s performance and operations, including the potential impact on delinquencies and the allowance for credit losses if our customers experience prolonged periods of unemployment, which could result in material impact to the Company’s future results of operations, cash flows and financial condition.

Note 7 – Income Taxes

The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes. Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns of, the shareholders of the Company, rather than being taxed at the corporate level. Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as S corporations, and for the Company’s state taxes in Louisiana, which does not recognize S corporation status. Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries. The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences.

Effective income tax rates were 8% during the three- and six-month periods ended June 30, 2021, respectively, compared to 13% and 20% during the same comparable periods a year ago. During the comparable periods just ended, the S corporation generated a higher proportion of pass-through income relative to total pre-tax income, resulting in a lower effective tax rate.

Note 8 – Credit Agreement

Effective September 11, 2009, the Company entered into a credit facility with Wells Fargo Preferred Capital, Inc. (now Wells Fargo Bank, N.A.). As amended to date, the credit agreement provides for borrowings and reborrrowings of up to $230.0 million, subject to certain limitations, and all borrowings are secured by the finance receivables of the Company. Available borrowings under the credit agreement were $167.8 million and $111.1 million at June 30, 2021 and December 31, 2020, respectively, at an interest rate of 3.50%. Outstanding borrowings on the credit line were $62.2 million and $118.9 million at June 30, 2021 and December 31, 2020, respectively. The credit agreement contains covenants customary for financing transactions of this type. At June 30, 2021, the Company believes it was in compliance with all covenants. The credit agreement has a commitment termination date of February 28, 2022.

Note 9 – Related Party Transactions

The Company engages from time to time in transactions with related parties. The Company has an outstanding loan to a real estate development partnership of which one of the Company’s beneficial owners is a partner. The balance on the commercial loan (including principal and accrued interest) was $1.8 million at June 30, 2021. The Company also has a loan for premium payments to a trust of an executive officer’s irrevocable life insurance policy. The principal balance on this loan at June 30, 2021 was $0.4 million. Please refer to the disclosure contained in Note 12 “Related Party Transactions” in the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2020 for additional information on related party transactions.

Note 10 – Segment Financial Information

The Company discloses segment information in accordance with FASB ASC 280. FASB ASC 280 requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance.

The Company has eight divisions which comprise its operations: Division I through Division V, Division VII, Division VIII and Division IX. Each division consists of branch offices that are aggregated based on vice president responsibility and geographic location. Division I consists of offices located in South Carolina. Offices in Middle Georgia comprise Division II, Division III consists of offices in South Georgia and Division IX consists of offices in North Georgia. Division IV represents our Alabama offices, Division V represents our Mississippi offices, Division VII represents our Tennessee offices and Division VIII represents our Louisiana offices. During March of this year, the Company began operating in Texas and the offices are also included in Division VIII.

Accounting policies of each of the divisions are the same as those for the Company as a whole. Performance is measured based on objectives set at the beginning of each year and include various factors such as division profit, growth in earning assets and delinquency and loan loss management. All division revenues result from transactions with third parties. The Company does not allocate income taxes or corporate headquarter expenses to the divisions.

Below is financial information for of each of the Company’s divisions for the three- and six-month periods ended June 30, 2021 and 2020, followed by a reconciliation to consolidated Company data.

	Division	Division	Division	Division	Division	Division	Division	Division
	I	II	III	IV	V	VII	VIII	IX	Total
	(in thousands)
Division Revenues:
3 Months ended 06/30/2021	$9,519	$9,628	$10,247	$10,709	$7,279	$7,021	$5,973	$8,612	$68,988
3 Months ended 06/30/2020	$9,430	$8,789	$9,542	$9,186	$6,276	$5,987	$5,198	$7,701	$62,109
6 Months ended 06/30/2021	$19,226	$19,130	$20,491	$21,184	$14,502	$13,718	$11,950	$17,140	$137,341
6 Months ended 06/30/2020	$19,640	$17,970	$19,705	$18,977	$12,837	$12,291	$10,914	$16,207	$128,541

Division Profit:
3 Months ended 06/30/2021	$3,892	$4,970	$5,388	$5,289	$3,040	$2,754	$1,225	$4,055	$30,613
3 Months ended 06/30/2020	$2,908	$3,506	$3,846	$2,650	$1,740	$1,450	$1,107	$2,192	$19,399
6 Months ended 06/30/2021	$7,482	$9,811	$10,527	$9,807	$6,011	$4,751	$2,869	$7,562	$58,820
6 Months ended 06/30/2020	$6,161	$7,260	$8,029	$5,843	$3,737	$2,746	$2,510	$5,175	$41,461

Division Assets:
06/30/2021	$105,128	$113,817	$116,518	$137,893	$81,597	$83,791	$81,091	$102,802	$822,637
12/31/2020	$106,982	$112,168	$117,199	$136.558	$77,143	$82,332	$69,344	$103,048	$804,774

	3 Months Ended 06/30/2021	3 Months Ended 06/30/2020	6 Months Ended 06/30/2021	6 Months Ended 06/30/2020
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Reconciliation of Revenues:
Total revenues from reportable divisions	$68,988	$62,109	$137,341	$128,541
Corporate finance charges earned, not allocated to divisions	23	21	45	52
Corporate investment income earned, not allocated to divisions	1,695	1,669	3,738	3,449
Timing difference of insurance income allocation to divisions	2,098	1,531	4,944	3,830
Other revenue not allocated to divisions	4	3	6	5
Consolidated Revenues (1)	$72,808	$65,333	$146,074	$135,877

	3 Months Ended 06/30/2021	3 Months Ended 06/30/2020	6 Months Ended 06/30/2021	6 Months Ended 06/30/2020
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Reconciliation of Profit:
Profit per division	$30,613	$19,399	$58,820	$41,461
Corporate earnings not allocated	3,820	3,224	8,733	7,336
Corporate expenses not allocated	(22,701)	(17,055)	(43,813)	(40,394)
Consolidated Income Before Income Taxes	$11,732	$5,568	$23,740	$8,403

Note 1: Includes Finance Charge Income, Investment Income, Insurance Premium Revenues and Other Revenue.

BRANCH OPERATIONS

J. Patrick Smith, III	Senior Vice President
Joseph R. Cherry	Vice President
John B. Gray	Vice President
Jerry W. Hughes	Vice President
Jennifer C. Purser	Vice President
M. Summer Clevenger	Vice President
Virginia K. Palmer	Vice President
Martin B. Miskelly	Vice President
Marcus C. Thomas	Vice President
Michael J. Whitaker	Vice President

REGIONAL OPERATIONS DIRECTORS

Sonya Acosta	Jimmy Fairbanks	Sharon Langford	Mike Olive
Maurice Bize	Chad Frederick	Becki Lawhon	Deloris O’Neal
Derrick Blalock	Peyton Givens	Jeff Lee	Gerald Rhoden
Nicholas Blevins	Kim Golka	Tammy Lee	Anthony Seney
Janet Brownlee	Kevin Gray	Lynn Lewis	Mike Shankles
Ron Byerly	Tabatha Green	Jeff Lindberg	Greg Shealy
Bryan Cook	Jenna Henderson	Jimmy Mahaffey	Cliff Snyder
Stacy Courson	Brian Hill	Sylvia McClung	Michael Spriggs
Joe Daniel	Tammy Hood	Nokie Moore	Lou Stokes
Chris Deakle	Sue Iser	Lauren Munoz	Melissa Storck
Dee Dee Dunham	Jonathan Kendrick	William Murrillo	Harriet Welch
Carla Eldridge	Steve Knotts	Josh Nickerson	Robert Whitlock

BRANCH OPERATIONS

ALABAMA
Adamsville	Brewton	Florence	Mobile	Pelham	Sylacauga
Albertville	Clanton	Fort Payne	Moody	Prattville	Talladega
Alexander City	Cullman	Gadsden	Moulton	Robertsdale	Tallassee
Andalusia	Decatur	Hamilton	Muscle Shoals	Russellville (2)	Troy
Arab	Dothan (2)	Huntsville (2)	Opelika	Saraland	Trussville
Athens	Enterprise	Jackson	Oxford	Scottsboro	Tuscaloosa
Bay Minette Bessemer	Fayette	Jasper	Ozark	Selma	Wetumpka
GEORGIA
Acworth	Canton	Dalton	Greensboro	Manchester	Swainsboro
Adel	Carrollton	Dawson	Griffin	McDonough	Sylvania
Albany (2)	Cartersville	Douglas (2)	Hartwell	Milledgeville	Sylvester
Alma	Cedartown	Douglasville	Hawkinsville	Monroe	Thomaston
Americus	Chatsworth	Dublin	Hazlehurst	Montezuma	Thomasville
Athens (2)	Clarkesville	East Ellijay	Helena	Monticello	Thomson
Augusta	Claxton	Eastman	Hinesville (2)	Moultrie	Tifton
Bainbridge	Clayton	Eatonton	Hiram	Nashville	Toccoa
Barnesville	Cleveland	Elberton	Hogansville	Newnan	Tucker
Baxley	Cochran	Fayetteville	Jackson	Perry	Valdosta
Blairsville	Colquitt	Fitzgerald	Jasper	Pooler	Vidalia
Blakely	Columbus (2)	Flowery Branch	Jefferson	Richmond Hill	Villa Rica
Blue Ridge	Commerce	Forest Park	Jesup	Rome	Warner Robins (2)
Bremen	Conyers	Forsyth	Kennesaw	Royston	Washington

BRANCH OPERATIONS
(Continued)

Brunswick	Cordele	Fort Valley	LaGrange	Sandersville	Waycross
Buford	Cornelia	Ft. Oglethorpe	Lavonia	Sandy Springs	Waynesboro
Butler	Covington	Gainesville	Lawrenceville	Savannah	Winder
Cairo	Cumming	Garden City	Macon (2)	Statesboro
Calhoun	Dahlonega	Georgetown	Madison	Stockbridge

LOUISIANA
Abbeville	Covington	Hammond	LaPlace	Morgan City	Ruston
Alexandria	Crowley	Houma	Leesville	Natchitoches	Slidell
Baker	Denham Springs	Jena	Marksville	New Iberia	Sulphur
Bastrop	DeRidder	Kenner	Marrero	Opelousas	Thibodaux
Baton Rouge	Eunice	Lafayette	Minden	Pineville	West Monroe
Bossier City	Franklin	Lake Charles	Monroe	Prairieville	Winnsboro

MISSISSIPPI
Amory	Columbus	Hattiesburg	Louisville	Olive Branch	Ridgeland
Batesville	Corinth	Hazlehurst	Magee	Oxford	Ripley
Bay Wave	D’Iberville	Hernando	McComb	Pearl	Senatobia
Booneville	Forest	Houston	Meridian	Philadelphia	Starkville
Brookhaven	Greenwood	Iuka	New Albany	Picayune	Tupelo
Carthage	Grenada	Jackson	Newton	Pontotoc	Winona
Columbia	Gulfport	Kosciusko

SOUTH CAROLINA
Aiken	Cheraw	Georgetown	Laurens	North Charleston	Summerville
Anderson	Chester	Greenwood	Lexington	North Greenville	Sumter
Batesburg- Leesvile	Columbia	Greer	Manning	Orangeburg	Union
Beaufort	Conway	Hartsville	Marion	Rock Hill	Walterboro
Boling Springs	Dillon	Irmo	Moncks Corner	Seneca	Winnsboro
Camden	Easley	Lake City	Myrtle Beach	Simpsonville	York
Cayce	Florence	Lancaster	Newberry	Spartanburg
Charleston	Gaffney

TENNESSEE
Athens	Crossville	Gallatin	Kingsport	Maryville	Savannah
Bristol	Dayton	Greeneville	Lafayette	Morristown	Sevierville
Clarksville	Dickson	Hixson	Lebanon	Murfreesboro	Smyrna
Cleveland	Dyersburg	Jacksboro	Lenoir City	Newport	Tazewell
Columbia	Elizabethton	Jackson	Lexington	Powell	Tullahoma
Cookeville	Fayetteville	Johnson City	Madisonville	Pulaski	Winchester

TEXAS
Austin (2)	Longview	Pasadena	Temple	Texarkana

DIRECTORS

Ben F. Cheek, IV

Chairman

1st Franklin Financial Corporation

Ben F. Cheek, III

Chairman Emeritus

1st Franklin Financial Corporation

Virginia C. Herring

Vice Chairman, President and Chief Executive Officer

1st Franklin Financial Corporation

Jerry J. Harrison, Jr. Chief Operating Officer Crider Food, Inc. John G. Sample, Jr. CPA C. Dean Scarborough Retired Retail Business Owner

A. Roger Guimond

Executive Vice President – Finance and Investor Relations

1st Franklin Financial Corporation

Jim H. Harris, III

Retired Founder / Co-owner

Unichem Technologies

Retired Founder / Owner / President

Moonrise Distillery

Keith D. Watson Chairman Bowen & Watson, Inc.

EXECUTIVE OFFICERS

Ben F. Cheek, IV Chairman

Ben F. Cheek, III Chairman Emeritus

Virginia C. Herring Vice Chairman, President and Chief Executive Officer

A. Roger Guimond Executive Vice President – Finance and Investor Relations Brian J. Gyomory Executive Vice President and Chief Financial Officer

Gary L. McQuain Executive Vice President and Chief Operating Officer

Todd S. Manke
Executive Vice President and Chief Risk Officer

Daniel E. Clevenger, II Executive Vice President - Compliance

Jeffrey R. Thompson Executive Vice President - Human Resources

Kay S. O'Shields Executive Vice President – Chief Learning Officer

Mark J. Scarpitti Executive Vice President – General Counsel

Chip Vercelli Executive Vice President – Government Relations

Joseph A. Shaw Executive Vice President – Chief Information Officer

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800, Atlanta, Georgia 30309-3053

INDEPENDENT AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E., Atlanta, Georgia 30303